Van Kampen Advantage Municipal Income Trust  II (VKI)

The Joint Annual Meeting of Shareholders of the Trust was held on June 16, 1999, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of Theodore A. Myers as elected trustee by the preferred shareholders of the Trust 3,178 shares voted in his favor and 0 shares withheld. With regard to the election of Don G. Powell as elected trustee by the common shareholders of the Trust 6,940,714 shares voted in his favor and 75,824 shares withheld. With regard to the election of Hugo Sonnenschein as elected trustee by the common shareholders of the Trust 6,940,614 shares voted in his favor and 75,924 shares withheld. The other trustees of the Fund whose terms did not expire in 1999 are Dennis J. McDonnell, David C. Arch, Rod Dammeyer, Wayne Whalen, Steven Muller and Howard J Kerr. With regard to the ratification of KPMG LLP as independent public accountants for the Trust, 6,924,800 shares voted in favor of the proposal, 19,885 shares voted against and 71,853 shares abstained.